SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March 2004

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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Included in this Report on Form 6-k:

PRESS RELEASE ISSUED MARCH 11, 2004

PRESS RELEASE ISSUED MARCH 11, 2004



                                  PRESS RELEASE


CONSOLIDATED MERCANTILE INCORPORATED AND GLENCOE CAPITAL LLC complete share purchase in respect of Polyair Inter Pack Inc.

Consolidated  Mercantile  Incorporated:  TSX - CMC -  Common;  NASDAQ  - CSLMF -
Common

Polyair Inter Pack Inc.:  TSX - PPK - Common; AMEX - PPK - Common

Toronto, Ontario - March 11, 2004: Consolidated Mercantile Incorporated ("CMI") and Glencoe Capital, LLC confirmed today the completion of the previously announced purchase by an affiliate of Glencoe Capital LLC ("Glencoe"), at a price of CDN$15.08 per share, of 1,298,467 common shares of Polyair Inter Pack Inc. ("PPK") from CMI (the "Transaction") and 529,200 common shares of PPK from four other shareholders, representing an aggregate of 1,827,667 common shares of PPK. After giving effect to the Transaction, CMI owns 1,427,967 common shares of PPK and Glencoe owns 1,827,667 common shares of PPK, representing approximately 23% and 30% of PPK's outstanding common shares, respectively.

Under the terms of a shareholders' agreement entered into by the parties, Glencoe has agreed to vote its shares at the discretion of CMI subject to certain negative covenants and protections. Additionally, CMI and Glencoe have each agreed to vote their shares of PPK in favour of the election of four nominees of CMI and three nominees of Glencoe to the board of directors of PPK.

The terms of the Transaction do not contemplate any material change to the business or management of PPK.

CMI is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries including packaging, swimming pool products, furniture and finance.

Chicago-based Glencoe is a private merchant bank managing over $900 million in alternative investment assets. Through the Glencoe Capital Partners Funds, the firm acts as the lead sponsor in buyouts and recapitalizations of public and private companies with market values between $50 million and $350 million.

Polyair Inter Pack Inc., www.polyair.com and www.cantar.com, through its Polyair Group manufactures protective packaging; through its Cantar and Atlantic Groups the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where last year, the Company generated approximately 79% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


"Safe Harbor" statement under the Private Securities Reform Act of 1995:

This release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.


For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario M5R 2H3

Christopher J. Collins
(312) 795-6300
Glencoe Capital, LLC
222 West Adams Street, Suite 1000
Chicago, IL 60606

Wendy Smith, Shareholder Administrator
(416) 740-2687
Polyair Inter Pack Inc.
258 Atwell Drive
Toronto, Ontario M9W 5B2

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: March 11, 2004                     By:/s/DANIEL S. TAMKIN
                                            -------------------------------
                                            Daniel S. Tamkin, Secretary